Mail Stop 3010

May 14, 2010

Mr. Larry K. Harvey
Chief Financial Officer
Host Hotels & Resorts, Inc.
6903 Rockledge Drive, Suite 1500
Bethesda, Maryland 20817

> **Re: Host Hotels & Resorts, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **File No. 1-14625**

Dear Mr. Harvey:

We have reviewed your first response letter dated May 3, 2010 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2009

Proxy Statement on Schedule 14A

Leadership Structure, page 7

1.   In future filings, please expand your disclosure to discuss how you determined that your leadership structure is appropriate given the specific characteristics and circumstances of your business. Please refer to Item 407(h) of Regulation S-K. Please tell us how you intend to comply.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.   Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or me at (202) 551-3233 with regard to legal comments.

Sincerely,

Tom Kluck
Branch Chief